Exhibit 99.1

MMA.INC Expands Further into Latin America with BJJLink Capitalizing on Growth of Brazilian Jiu-Jitsu: $15 Million Annual Revenue Opportunity*

Highlights

●	Dedicated task force is targeting an additional 300+ key gym partners - Across Brazil, Colombia, Peru, Ecuador, Mexico, and Chile, BJJLink set to drive engagement and digital transformation.
●	Major Revenue Opportunity – From just 300 partners, applying potential unit economics from each product estimates up to $15 million in potential annual revenue*, signaling vast growth potential across the broader Latin American market.
●	BJJLink as the Digital Hub – With tournaments, gyms, and participation rates skyrocketing, the demand for digital infrastructure to support this expansion has never been greater. The platform offers advanced gym management tools, subscription-based monetization, and a connected community to help academies scale and engage members.

New York, NY – March 5, 2025 – MMA.INC (NYSE American: MMA), a leader in martial arts technology, is making a further push into Latin America, supporting the growth of Brazilian Jiu-Jitsu (BJJ) through its premier digital platform, BJJLink. This strategic expansion aims to tap into the region’s thriving martial arts market, fostering deeper engagement among gym owners, coaches, and participants.

To spearhead this effort, MMA.INC has established a dedicated Latin American task force focused on expanding BJJLink’s existing Latin America footprint across 300+ additional gym partners in key markets, including Brazil, Colombia, Peru, Ecuador, Mexico, and Chile. MMA.INC has identified a high-priority target list of over 300 key opinion leader academies in the market, allowing them to penetrate a significant market opportunity over time—expanding into thousands of gyms across the region. By providing best-in-class digital tools for gym management, member engagement, and revenue generation, MMA.INC is set to transform the way Latin American martial arts communities connect and grow.

The Latin American market presents a significant revenue opportunity for MMA.INC, with just 300 gym partners offering the potential to generate up to $15 million annually*—a fraction of the region’s broader martial arts market. Based on an average of 200 members per gym partner, the growth in the Latin American market will drive B2B subscription and transaction revenue through BJJLink, provide the ability for MMA.INC to cross-sell the Warrior Training Program and also significantly expand its active users of the Community and Commerce Platform. For further details on MMA.INC’s revenue model and go-to-market approach visit the latest Corporate Presentation (https://ir.mma.inc/news-events/presentations).

“We’re helping Fuel the Future of BJJ in Latin America”

“By bringing BJJLink to one of the world’s fastest-growing martial arts markets, MMA.INC is not just supporting BJJ’s evolution—it’s defining its digital future”. “Brazilian Jiu-Jitsu is more than a sport—it’s a lifestyle, a business, and a global movement,” said Nick Langton founder and CEO of MMA.INC. “Latin America represents a massive opportunity, and BJJLink is the digital backbone that will support gyms, coaches, and athletes as the sport continues to grow.”This demonstrates the scale of opportunity as MMA.INC continues to expand its footprint across Latin America. By tapping into this expansive network, MMA.INC is positioned to drive substantial growth while revolutionizing the way martial arts communities engage and operate across the region.

Itzel Bazua, Head Coach at Zenith Mexico commented on the partnership with BJJLink “I have been working with BJJLINK for three years, and their innovative and customer-centric approach has allowed us to grow both as an academy and as an affiliate. Last year, we decided to make our partnership with BJJLINK official, promoting the use of their platform in 70% of our affiliates so far. This step was key in our commitment to offer our students the best Jiu-Jitsu academies in Mexico.”

BJJLink: The Digital Hub for Latin America’s Jiu-Jitsu Revolution

BJJLink, now an integral part of MMA.INC’s ecosystem, is transforming how BJJ practitioners connect, train, and grow. The platform’s subscription-based model provides academy owners, coaches, and athletes with powerful tools, including:

●	Advanced Gym Management Tools – Helping Gym Partners streamline operations and drive revenue.
●	Monetization Opportunities – Subscription tiers like Admin+ ($49/month) and Admin+ Black ($149/month) empower instructors to sell exclusive content and online coaching.
●	A Stronger Digital Community – Seamless integration with MixedMartialArts.com enhances engagement and visibility for BJJ academies and athletes.
●	Scalable Growth Model – A shift from ad-driven revenue to a sustainable, high-value subscription ecosystem.

With this expansion, MMA.INC is set to revolutionize how BJJ gyms connect with fans of MMA and those looking to experience BJJ as part of their health and fitness regime —ushering in a new era for the sport.

Why Latin America? The Rise of BJJ as a Global Movement

Brazilian Jiu-Jitsu, born in Brazil and now a global phenomenon, is experiencing unprecedented growth across Central and South America. This surge is driven by:

●	MMA’s Influence – BJJ is a fundamental component of elite MMA training, fueling demand from both fans and fighters.
●	Self-Defense & Accessibility – Unlike traditional striking martial arts, BJJ’s focus on technique over size makes it ideal for all ages and skill levels.
●	Community & Lifestyle Appeal – BJJ fosters a unique culture of camaraderie, discipline, and personal development.

With tournaments, gyms, and participation rates skyrocketing, the demand for digital infrastructure to support this expansion has never been greater—enter BJJLink.

*$15 million potential annual revenue opportunity from 300 Latin American gym partners is based on the following: BJJLink average of $1,560 per gym per annum which is derived from an assumed average of $100 per month per gym + transaction fees of $30 per month per gym. Warrior Training Program at $48,000 per gym per Program per annum which is derived from each partner gym running 2x Warrior Training Programs p.a. achieving 3-year historical per-program unit economics of $24k per program. Mixedmartialarts.com app at $9 per month per premium subscriber, assuming 10% of the 200 average membership base per gym pay for a premium subscription.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With its mission to modernize and unify the combat sports industry, MMA.INC is delivering unparalleled value to its stakeholders, positioning itself as a driving force in the future of martial arts technology.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

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